MOLSON

RECEIVED
2004 OCT 19 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

October 15, 2004

04045586

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

Encl.

dw 10/20

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
503	▪ Press Release "Molson Responds to Shareholder Input"	Oct. 14/04	003
	▪ Consideration Relating to Molson-Coors Canada Partnership Agreements, filed with the Canadian Securities Commissions	Oct. 14/04	005

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Responds to Shareholder Input

Option holders will not vote on merits of transaction;
Management defers change of control payments

MONTREAL, Oct. 14 /CNW Telbec/ - Molson today announced modifications to its proposed merger with Coors to address concerns raised by some institutional shareholders and pertaining to option holder voting rights and to compensation provisions relating to two key senior executives. The company believes these changes address the concerns raised by institutional shareholders and will now allow shareholders to focus on the financial, operating and strategic benefits of the proposed merger.

Separate Voting Rights for Option Holders

Option holders will not vote on the merits of the merger. They will vote separately and exclusively on the issue of converting their Molson options into Molson Coors options. The result of this vote will not affect whether the merger goes ahead. Senior management and Board members, who together own more than 66 2/3 of all outstanding options, have already committed to vote in favour of the option conversion.

The proposed voting provisions recognize that the legal rights of the optionholders are being affected by the merger, while at the same time addressing the concerns that shareholders should have a clear right to determine whether or not the merger should proceed. Molson has discussed the voting provisions with the office of the CBCA Director and intends to put forward the proposal to the court in its upcoming application with respect to the merger.

Change of Control Payments

Separately, Molson is announcing the following changes to certain contractual executive compensation provisions described in the preliminary proxy filing. These changes are being made as a result of recommendations voluntarily put forward by Daniel J. O'Neill, Chief Executive of Molson and Robert Coallier, Executive Vice President Corporate Strategy and International Operations in the interest of facilitating the timely approval and success of the Molson Coors merger:

- Mr. O'Neill will not receive any payment on change of control. Rather, in the event of his leaving the Company within 24 months of the change of control, he will be entitled to his change of control payment in lieu of severance. Mr. Coallier will only receive a change of control payment in lieu of severance upon his resignation or termination.

- Mr. O'Neill has also recommended that his 800,000 performance-based options and 50,000 restricted share units be converted into Molson Coors options / restricted share units and be subject to similar performance-related triggers.

Each of these proposals has been discussed with several shareholder groups, including Ontario Teachers Pension Plan, and Caisse de Dépôt et Placement du Québec. These shareholder groups have indicated that they are supportive of the solutions relating to option holder voting and executive compensation and that the solutions address their previously stated concerns.

These proposals were also discussed with Coors that has agreed to an amendment of the July 21st 2004 Plan of arrangement with respect to the

optionholder vote.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

Shareholders are urged to read the definitive joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular at the web site of the United States Securities and Exchange Commission at http://www.sec.gov . Copies of the definitive joint proxy statement/management information circular can be obtained, without charge, by directing a request to Molson Inc., 1555 Notre Dame Street East, Montreal, Quebec, Canada, H2L 2R5, Attention: Investor Relations, (514) 599-5392. The respective directors and executive officers of Molson and Coors and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Molson's and Coors's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with SEDAR and the United States Securities and Exchange Commission.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(MOL.B. MOL.A.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 15:21e 14-OCT-04

MOLSON

Marie Giguère
Senior Vice-President,
Chief Legal Officer and Secretary

October 14, 2004

TO: Alberta Securities Commission
Autorité des marchés financiers (Québec)
British Columbia Securities Commission
Department of Government Services, Newfoundland and Labrador
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Government of Northwest Territories
Prince Edward Island Securities Office
Registrar of Securities, Government of Nunavut
Registrar of Securities, Yukon Territory
Saskatchewan Financial Services Commission

Dear Sir/Madam:

Re: Molson Inc.

In response to certain enquiries relating to the termination provisions of the Molson-Coors Canada partnership agreement, Molson is filing today further information which will be included in the management information circular to be sent to Molson securityholders.

Yours truly,

Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 590-6330 • Facsimile: (514) 590-6332 • E-mail: mxgiguer@molson.com
www.molson.com

Considerations Relating to Molson-Coors Canada Partnership Agreements

Coors Canada, an Ontario partnership, is owned 50.1% by Molson Coors Exchangeco and 49.9% by Molson. Coors Canada and Molson Canada have entered into agreements whereby Molson Canada produces, distributes and sells Coors products in Canada.

The agreements are terminable by either party under specified circumstances. The events giving rise to Coors' right to terminate the partnership include the acquisition by a non-competitor of Coors, directly or indirectly, of beneficial ownership of, or control or direction over, more than 50% of Molson's Class B common shares, unless the non-competitor who holds more than 50% of Molson's Class B common stock is a descendant of Molson brewery founder John Molson.

The events giving rise to Coors' right to terminate the partnership also include the acquisition by a ''competitor of Coors'' of a ''significant investment'' in Molson. A ''competitor of Coors'' is defined as any entity which by itself or with an affiliate has a collective share of the U.S. malt beverage market greater than 3% and also certain companies designated by name. Under this definition, ''competitors of Coors'' include Anheuser Busch, Grupo Modelo, InBev (formerly Interbrew), and SABMiller, among others. A ''significant investment'' of a ''competitor of Coors'' is defined as the direct or indirect beneficial ownership of, or control or direction over, (a) 10% or more of the aggregate of all issued and outstanding Class A non-voting shares and Class B common shares of Molson, (b) 33% or more of either the Class A non-voting shares or Class B common shares of Molson, or (c) 10% or more of the Class A non-voting shares or Class B common shares of Molson, together with the right to elect at least one director of Molson.

Upon Coors exercising its right to terminate the partnership, the parties would cease to derive income from the partnership. Molson's pre-tax income from the partnership for the fiscal year ended March 31, 2004 was Cdn.$70 million. In addition, Coors would be entitled to elect to negotiate in good faith with Molson a new 10-year manufacturing and distribution agreement regarding Coors Light and the other Coors brands on terms no less favorable to Coors than the existing manufacturing and distribution agreement. If a new agreement is not reached, the existing terms of the agreement relating to manufacturing and distribution would continue in force for a period of 10 years from the termination. The current manufacturing and distribution provisions of the manufacturing and distribution agreement provide for payments to Molson for distribution and production costs, including brewing and packaging materials, wages as well as certain overhead costs.

A preliminary joint proxy statement/management information circular regarding the proposed transaction has been filed with the Securities and Exchange Commission and on SEDAR.com Shareholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov), or Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565 or about Molson on SEDAR at http://www.sedar.com or by directing a request to the senior vice president, chief legal officer and secretary of Molson at 1555 Notre Dame Street East 4th Floor, Montréal Québec, H2L 2R5 The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular.